June 16, 2015

BY EDGAR TRANSMISSION

Era Anagosti
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Highlands Bankshares, Inc.
Registration Statement on Form S-1
File No. 333-204206

Dear Ms. Anagosti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Highlands Bankshares, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective under the Securities Act at 4:00 p.m. on Thursday, June 18, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.
Very truly yours,

/s/ Samuel L. Neese
Samuel L. Neese
Executive Vice President and
Chief Executive Officer